SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549




                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                       OF SECURITIES EXCHANGE ACT OF 1934


                          For the month of March, 2006

                        Commission File Number 000-27336

                                 SVG Capital PLC
                  31 Gresham Street, London, England, EC2V 7QA

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.:

Form 20-F.....x.... Form 40-F.........

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.:

Yes......... No.....x....

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________)




Funds advised by Permira have realised their remaining holding in Inmarsat, the LSE quoted provider of satellite communication services and austriamicrosystems, the Zurich listed specialist semiconductor manufacturer.

Inmarsat
The value of this realisation for SVG Capital is expected to be approximately GBP10.6 million. This realisation, together with the value of the partial realisation in January 2006 (GBP10.2 million), represents an uplift of GBP1.1 million (0.8p) to the December 2005 valuation of GBP19.7 million.

austriamicrosystems
The value of this realisation for SVG Capital is expected to be approximately GBP22.8 million, an uplift of GBP1.2 million (0.8p) to the December 2005 valuation of GBP21.6 million.


For further information, please contact:

SVG Capital plc
Alice Todhunter                                                   020 7010 8925





SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                    SVG Capital PLC




Date: 17 March 2006


                                    By:/s/John Spedding
                                       John Spedding
                                       Company Secretary
                                       For and on behalf of Schroder Investment
                                       Management Limited, Secretaries